Filed Pursuant to Rule 433
Registration File No. 333-297906
Free Writing Prospectus

Warrant Distribution FAQ - Supplement #1

On September 25, 2026, Paramount Skydance Corporation (the “Company”), which has announced it will change its name to Skydance Corporation in connection with the expected closing of the previously announced acquisition of WBD (as defined below), announced the Record Date and published an initial set of questions and answers (the “Initial FAQs”). To the extent information in these supplemental questions and answers (these “Supplemental FAQs”), is different from the Initial FAQs, these Supplemental FAQs supersede the Initial FAQs. Capitalized terms used but not otherwise defined in these Supplemental FAQs have the respective meanings ascribed to them in the Initial FAQs.

Overview

On September 30, 2026, the Company announced that the closing of its previously announced acquisition of Warner Bros. Discovery, Inc. (“WBD”) is expected to take place on October 6, 2026, subject to customary closing conditions. These Supplemental FAQs are intended to update certain information in the Initial FAQs in connection with such announcement and to provide certain other information related to the previously announced distribution of one warrant to purchase one share of the Company’s Class B common stock, par value $0.001 per share (the “Class B Common Stock”) with respect to each share of Class B Common Stock held by a stockholder as of the Record Date, excluding shares held by each of Lawrence J. Ellison, David F. Ellison, Gerald J. Cardinale, The Lawrence J. Ellison Revocable Trust, u/a/d 1/22/88, as amended, and RedBird Capital Partners Fund IV (Master), L.P. or any of their respective affiliates, successors or transferees (the “Restricted Holders”), including any of the Company’s wholly owned subsidiaries that own Class B Common Stock, the Paramount Global 401(k) Plan and the Paramount Global Master Trust (together with the Restricted Holders, the “Excluded Holders”).

Key dates

•	Record Date: The close of business, New York City time, on October 5, 2026
•	Issue Date*: October 13, 2026
•	Ex-Dividend Date: October 14, 2026, the trading day following the Issue Date

On what exchange will the Company’s Class B Common Stock and the warrants trade?

The Company intends to transfer the listing of the Company’s Class B Common Stock from The Nasdaq Stock Market LLC (“Nasdaq”) to the New York Stock Exchange (the “NYSE”), with such listing expected to be effective on or about the market open on October 6, 2026.

Additionally, in connection with the listing of the Class B Common Stock on the NYSE on October 6, 2026, the Company intends to change the ticker symbol for its Class B Common Stock from “PSKY” to “SKYD.” The Company announced on October 2, 2026, that it also intends to amend its certificate of incorporation to change the Company’s name to Skydance Corporation, also expected to be effective on October 6, 2026. The Company intends to list the warrants for trading on the NYSE, subject to applicable approvals, and the warrants will trade on NYSE separately from the Company’s Class B Common Stock.

*Subject to the prior closing of the Company’s acquisition of WBD, expected to occur on October 6, 2026

What are the Ticker Symbol and CUSIP/ISIN for the warrants?

The warrants will trade on the NYSE under the ticker symbol “SKYDW” with the CUSIP 69932A113 and ISIN US69932A1135.

Which exchange will announce the Ex-Dividend Date?

Because of the change in listing from Nasdaq to the NYSE, expected on October 6, 2026, the Company understands that Nasdaq does not intend to announce the Ex-Dividend Date for the Class B Common Stock in connection with the distribution of warrants. The Company understands that the NYSE will announce the Ex-Dividend Date on or about October 6, 2026, in connection with the listing of the Company’s Class B Common Stock on the NYSE. Holders of shares of Class B Common Stock need to hold their shares up through the Issue Date in order to receive warrants on such date.

What is the Exercise Price?

Each warrant entitles the holder thereof to purchase one share of Class B Common Stock at an initial exercise price (the “Exercise Price”) of $12.00 per share. The Exercise Price is subject to customary anti-dilution adjustments as set forth in the Warrant Agreement and further described in the Company’s prospectus and prospectus supplement that will be filed in connection with the warrants.

Who will receive the warrants and how many warrants will be received?

Holders of the Class B Common Stock issued and outstanding as of the Record Date, other than the Excluded Holders, will receive one (1) warrant for each one (1) share of Class B Common Stock held by such holders (rounded down to the nearest whole warrant). The Company currently expects to issue approximately 471 million warrants on the Issue Date.

Fractional warrants will not be issued. For warrants distributed with respect to shares of Class B Common Stock held through The Depository Trust Company (“DTC”), per-account rounding may apply at your broker, subject to the broker’s policies and procedures.

Assuming approximately 471 million warrants are issued in the warrant distribution and are exercised for cash through Physical Settlement, the Company would receive aggregate gross proceeds of approximately $5.7 billion at the Exercise Price of $12.00. The actual amount of proceeds will depend on the number of warrants ultimately exercised (which, in turn, will depend on a number of factors, including the trading price of the Company’s Class B Common Stock), the form of settlement and applicable transaction costs.

What U.S. federal income tax considerations are relevant to the warrant distribution?

The Company believes, and intends to take the position, that the warrant distribution should be treated as a non-taxable distribution under Section 305(a) of the Internal Revenue Code of 1986, as amended, with respect to existing shares of Class B Common Stock that receive the warrant distribution.  In general, this means such recipients should not include the value of the warrants they receive in their taxable income, and should not owe U.S. federal income tax on such distribution simply as a result of receiving warrants. However, this position is not certain, and the Company’s position is not binding on the Internal Revenue Service (IRS) or the courts. In addition, any tax consequences of the warrant distribution (or of any future exercise or disposition of the warrants) may vary based on your specific circumstances, including based on whether you are a United States person.  For a more detailed discussion of U.S. federal income tax considerations with respect to the warrant distribution and any future exercise or disposition of the warrants, see "Certain U.S. Federal Income Tax Consequences" in the Company's prospectus supplement that the Company intends to file in connection with the warrants. The Company does not provide tax advice, and all investors are encouraged to consult their tax advisor with respect to the receipt, exercise, or disposition of the warrants in their particular circumstances.

***

The issuance of the warrants and the issuance of the shares of Class B Common Stock upon exercise of the warrants will, in each case, be registered under the Securities Act of 1933, as amended, pursuant to a registration statement on Form S-3 and a related prospectus as supplemented by a related prospectus supplement. A Form 8-A registration statement and the prospectus supplement describing the terms of the warrants will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Holders should read the prospectus supplement carefully, including the Risk Factors section included and incorporated by reference therein.

This FAQ shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This FAQ contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this FAQ that do not relate to matters of historical fact should be considered forward-looking, including statements regarding the Company’s expectations regarding the warrant distribution; the Record Date, Issue Date and Ex-Dividend Date for the warrants; the anticipated and expected use of proceeds from any proceeds received from the exercise of warrants; the acceptance for trading of the warrants on the NYSE; the existence of a market for the warrants; and the expected tax treatment for the distribution of the warrants. These forward-looking statements generally are identified by the words “anticipate”, “believe”, “contemplate”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “intend”, “may”, “might”, “opportunity”, “outlook”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “strategy”, “strive”, “target”, “vision”, “will”, or “would”, any negative of these words or other similar terms or expressions. The absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that can cause actual results to differ materially from those in such forward-looking statements. These risks include, but are not limited to: the risk that the closing conditions for the acquisition by the Company of WBD will not be satisfied; the possibility that the acquisition by the Company of WBD will not be completed in the expected timeframe or at all; damage to the Company’s reputation or brands; volatility in the price of the Class B Common Stock and the warrants; the effect the Company’s dual-class capital structure and the concentrated ownership may have on the price of its Class B Common Stock and warrants; risks associated with the Company’s status as a “controlled company” under Nasdaq rules and, following the transfer of listing to the NYSE, the NYSE rules, including its exemption from certain corporate governance requirements; and risks associated with the lack of voting rights of the Class B Common Stock. You should carefully consider the foregoing factors and the other risks and uncertainties described under the caption “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the SEC on February 25, 2026, as amended by the Company’s Annual Report on Form 10-K/A, filed with the SEC on April 24, 2026, as superseded by, and solely to the extent set forth in, Paramount’s Current Report on Form 8-K, filed with the SEC on May 13, 2026, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed with the SEC on May 13, 2026, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on August 4, 2026, including, in each case, in the sections captioned “Cautionary Note Concerning Forward-Looking Statements” and “Item 1A. Risk Factors,” and the Company’s subsequent filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.